Citibank Credit Card Issuance Trust
Final Term Sheet dated June 8, 2007
$350,000,000 6.15% Class 2007-A3 Notes of June 2037
(Legal Maturity Date June 2039)

The issuance trust proposes to issue and sell Class 2007-A3 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated February 5, 2007, as supplemented.  The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2006-A5 Notes described in the prospectus supplement dated May 16, 2006 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$350,000,000
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:	6.15% per annum
Expected Principal Payment Date:	June 15, 2037
Legal Maturity Date:	June 15, 2039
Expected Issuance Date:	June 15, 2007
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
15th day of each June and December, beginning December 2007; provided, however, that if an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making payments on the 15th day of every month

Price to Public:	$349,142,500 (or 99.755%)
Underwriting Discount:	$2,625,000 (or 0.750%)
Proceeds to issuance trust:	$346,517,500 (or 99.005%)
Underwriters and allocations:	CITI, $87,500,000 Lehman Brothers, $87,500,000 Merrill Lynch & Co., $87,500,000 RBS Greenwich Capital, $87,500,000
Underwriters' Concession:	0.70%
Reallowance Concession:	0.42%
Interest Rate Swap
In order to manage interest rate risk, the issuance trust intends to enter into an interest rate swap with a financial institution with a rating of at least
"A" or its equivalent by at least two nationally recognized rating agencies, as swap counterparty.

Under the interest rate swap, the issuance trust will pay interest monthly to the swap counterparty on the notional amount based on a floating rate of interest equal to one-month LIBOR plus a margin of 0.2936% per annum and the swap counterparty will pay interest monthly to the issuance trust on the notional amount at the fixed rate of interest applicable to these Class A notes.

The interest rate swap will have a notional amount equal to the outstanding dollar principal amount of these Class A notes and will terminate on the expected principal payment date of these Class A notes.

The issuance trust’s net swap payments will be paid out of funds available in the interest funding subaccount for these Class A notes. Net swap receipts from the swap counterparty will be deposited into the interest funding subaccount for these Class A notes and will be available to pay interest on these Class A notes.

Neither a ratings downgrade or a default by the swap counterparty nor a termination of the interest rate swap will constitute an early redemption event or an event of default with respect to these Class A notes, nor affect the obligation of the issuance trust to pay interest on and principal of these Class A notes.

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap is less than 10%.
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes
Maximum Class C Note Subordination:	An amount equal to7.97721% of the initial dollar principal amount of these Class A notes
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:
As of June 7, 2007, there were 68 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $62,415,249,918, consisting of:
Class A notes                                $54,690,249,918
Class B notes                                $ 3,150,000,000
Class C notes                                $ 4,575,000,000

As of June 7, 2007, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 5.44% per annum, consisting of:
Class A notes                                5.41% per annum
Class B notes                                5.48% per annum
Class C notes                                5.84% per annum

Master Trust Assets and Receivables:
The aggregate amount of credit card receivables in the master trust as of March 25, 2007 was $73,204,572,100, of which $72,264,614,058 were principal receivables and $939,958,042 were finance charge receivables.

Annex I:
The information presented in Annex I to the prior prospectus supplement has been superseded by the information presented in a Form 8-K filed with the SEC by Citibank Credit Card Master Trust I, the issuer of the collateral certificate, on May 7, 2007. Static pool information concerning losses, delinquencies, revenue yield and payment rate for the master trust receivables has been stored by Citibank (South Dakota) since January 2006 and can be found at  www.citigroup.com/citigroup/citibankmastertrust/staticpool.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  The file number of the issuance trust's registration statement is 333-131355.  Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.